NO ACT

PE
4-22-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10011768

DIVISION OF
CORPORATION FINANCE

Received SEC
MAY 04 2010
Washington, DC 20549

May 4, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 5-4-10

Debra A. Bollwage
Senior Assistant Secretary
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100

Re: Merck & Co., Inc.
Incoming letter dated April 22, 2010

Dear Ms. Bollwage:

This is in response to the letter dated April 22, 2010 concerning the shareholder proposal submitted to New Merck by Laszlo R. Treiber. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Laszlo R. Treiber, Ph.D.

*** FISMA & OMB Memorandum M-07-16 ***

May 4, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated April 22, 2010

The proposal relates to employment matters.

There appears to be some basis for your view that New Merck may exclude the proposal under rule 14a-8(e)(2) because New Merck received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if New Merck omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that New Merck did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant New Merck's request that the 80-day requirement be waived.

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Office of the Secretary

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100



April 22, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Laszlo Treiber

Ladies and Gentlemen:

Merck & Co., Inc. (New Merck), formerly known as Schering-Plough Corporation ("Schering-Plough), a New Jersey corporation (the "Company"), received a shareholder proposal (the "Proposal") on April 20, 2010, from Laszlo Treiber for inclusion in the Company's proxy materials for its 2010 Annual Meeting of Stockholders (the "Proxy Materials"). A copy of the Proposal is attached to this letter as Exhibit 1. The Company believes that it may properly omit the Proposal from the Proxy Materials for the reasons discussed in this letter. The Proponent requests the Company's Proxy Materials include the following proposal:

> **RESOLVED: I propose that Merck & Co. agree with Merv Turner's allegation, that researchers are to be blamed for the inefficiency of drug discovery. I further propose, that all inefficient researchers along with their supervisors responsible for their hiring, job assignments and performance be subjected to layoff. In addition I propose, that all executives who do not "explain exactly how greater efficiency might be achieved" and successfully implement it also be fired. Finally, I propose, that the vacancies thus created be filled with executives and researchers recognized by Merck as competent and productive by licensing in the drugs and technologies they have discovered, created and developed.**

In accordance with Staff Legal Bulletin 14D (November 7, 2008), this letter is being transmitted via electronic mail. Also, in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is simultaneously sending a copy of this letter and its attachments to the Proponent as notice of its intention to exclude the Proposal and supporting statements from the Proxy Materials and the reasons for the omission. The Company filed its definitive Proxy Materials with the Securities and Exchange Commission (the "Commission") on April 12, 2010.

ANALYSIS

I. The Proposal May Be Excluded Pursuant to Rule 14a-8(e)(2)

Rule 14a-8(e)(2) provides that a company must receive a shareholder proposal at its principal executive offices not less than 120 calendar days before the date the company's annual proxy statement was released to shareholders in connection with the previous year's annual meeting.[1]

Pursuant to Rule 14a-5(e) the Company disclosed on page 62 of its 2009 proxy statement that the deadline for receipt of shareholder proposals for its 2010 Annual Meeting was 5:00 p.m. (Eastern time) on December 25, 2009.

The Staff has strictly construed the Rule 14a-8(e)(2) deadline and consistently permitted the exclusion of shareholder proposals not timely submitted. See, e.g., Bank of America (available on March 1, 2010); Johnson & Johnson (available January 13, 2010); and Cardinal Health, Inc. (December 16, 2009). Because the failure to timely submit a shareholder proposal is a deficiency that cannot be remedied, the Company has not provided the Proponent with the 14-day notice and opportunity to cure under Rule 14a-8(f)(1). As stated in Rule 14a-8(f)(1), "[a] company need not provide (the proponent with) such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline." Therefore, the Company is not required to send a notice of deficiency to the Proponent under Rule 14a-8(f)(1) for the Proposal to be excluded under Rule 14a-8(e)(2).

For the reasons set forth above, the Company believes that the Proposal may be properly excluded from the Company's 2010 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proposal was not received by the Company prior to the deadline for submission. We respectfully request that the Staff concur with our view that the Proposal may be excluded under Rule 14a-8(e)(2).

II. Request for Waiver of Rule 14a-8(j) Deadline

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause.

---

[1] Rule 14a-8(e)(2) also provides that the 120 calendar day advance receipts requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2009 annual meeting of shareholders was held on May 18, 2009. The 2010 Annual Meeting is scheduled to be held on May 25, 2010. Therefore, the date of the 2010 Annual Meeting has not been moved more than 30 days from the date of the 2009 Annual Meeting and thus the proper deadline for the shareholder proposals was December 25, 2009, as stated in the 2009 proxy statement.

Rule 14a-8(j) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." The Company filed its definitive 2010 proxy Materials on April 12, 2010 and received this proposal on April 20, 2010. The Company believes that not receiving a proposal until after the 80 day deadline has passed and, in fact, not until after the filing and mailing of the proxy materials constitutes good cause for submitting this letter after the deadline.

The Staff has noted that "the most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline has passed." See Staff Legal Bulletin No. 14B (September 15, 2004). The Staff has consistently found "good cause" to waive the 80-day requirement in Rule 14a-8(j)(1) where the untimely submission of a proposal prevented a company from satisfying the 80-day provision. See, e.g., Altria Group Inc. (available April 2, 2010) and Bank of America (available on March 1, 2010).

Accordingly, we believe that the Company has shown good cause for its inability to meet the 80-day requirement and we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

III. Additional Deficiencies

As earlier noted, the Company filed and mailed its proxy materials on April 12, 2010 and its meeting is scheduled to be held May 25, 2010. If the Staff does not concur with the grounds for exclusion above the Company will potentially face extraordinary cost and hardship with respect to the conduct of its annual meeting. Accordingly, the Company is submitting this no-action letter addressing the 14a-8(e)(2) as promptly as practical in the hope that the Staff will reach an expeditious determination.

However, the Company reserves the right to submit additional requests setting forth other potential bases for exclusion. The Company believes it has several meritorious substantive objections to the proposal including, but not limited to:

- Rule 14a-8(i)(1) – The Proposal is improper under state law because it would mandate the board take certain actions in contravention of the board's duty to manage the business affairs of the Company.
- Rule 14a-8(i)(4) – The Proponent has a long-standing campaign seeking redress of a personal grievance through the shareholder proposal process.
- Rule 14a-8(i)(7) – The subject matter of the Proposal relates to the Company's ordinary business operations.

In addition, the Company has sent a deficiency notice to Mr. Treiber requesting that he provide proof that he meets the minimum ownership requirements for submission as set forth in Rule 14a-8(b). See Exhibit 2. Rule 14a-8(f) provides that Mr. Treiber has 14 calendar days to respond to our deficiency notice with the requested proof. Until Mr. Treiber either responds to our request or fails to respond within the allotted time, the Company can not know whether Mr. Treiber is eligible to submit the proposal.

CONCLUSION

Accordingly, for the reasons explained above, and without addressing or waiving any other possible grounds for exclusion, the Company requests the Staff to concur in our opinion that the Proposal may be excluded from the Company's Proxy Materials because the Proponent failed to submit his proposal in a timely manner.

If you have any questions or require any further information, please contact me at (908) 298-7119. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Very truly yours,



Michael Pressman
Senior Counsel

EXHIBIT 1

Laszlo R. Treiber, Ph. D

*** FISMA & OMB Memorandum M-07-16 ***

APR 2 0 2010

April 17, 2010

Ms. Debra A. Bollwage
Assistant Secretary
Merck & Co., Inc.
One Merck Drive
P.O. Box 100
Whitehouse Station, NJ 08889-0100

Dear Ms. Bollwage:

Enclosed please find my Proposal, which I request to be included in the Notice of Annual Meeting of Stockholders 2010. I express my intention to hold Merck securities valued at least $2000.00 through the date of the 2010 Annual Meeting.

Very truly yours,

Enclosure

At Windhover's Pharmaceutical Strategic Outlook meeting in New York City in April, 2009 Merck & Co.'s Chief Strategy Officer "Merv Turner laid the blame for industry woes at the feet of researchers." However, "he did not explain exactly how greater efficiency might be achieved" (quotes from an article titled "Big Pharma Blames Its Troubles on Scientists", by Scott Hensley, ***ScienceInsider***, April 15, 2009).

RESOLVED: I propose that Merck & Co. agree with Merv Turner's allegation, that researchers are to be blamed for the inefficiency of drug discovery. I further propose, that all inefficient researchers along with their supervisors responsible for their hiring, job assignments and performance be subjected to layoff. In addition I propose, that all the executives who do not "explain exactly how greater efficiency might be achieved" and successfully implement it also be fired. Finally, I propose, that the vacancies thus created be filled with executives and researchers recognized by Merck as competent and productive by licensing in the drugs and technologies they have discovered, created and developed.

SUPPORTING STATEMENTS:

In the mid 1990s Merv Turner made the following suggestion to achieve greater efficiency in research: "*change the people or change the people*". As a matter of company polices and practices, executives and managers have the absolute power to identify, select, hire, assign and reassign individuals to fill research positions and to fire anyone of them at will. So, the reason for lack of efficiency in research is, that Merck executives such as Merv Turner himself identified, hired, assigned, reassigned and retained ineffective people. It is absurd indeed, that Merck executives are not the first ones to be made accountable for the lack of productivity of the reports they have selected for filling research positions and they are supposed to train, lead and supervise. The reports' productivity is a reflection of their supervisor's competence in hiring, training, leading and supervising them. As evidenced by the long-term history of drug discovery and development at Merck, the correlation between competence and performance applies to researchers at all levels. Therefore, in order to properly address the perennial problem of inefficiency of drug discovery it's about time to apply the Merv Turner principal to individuals primarily responsible for staffing, supervising and leading Merck research: *change the executives or change the executives.*

EXHIBIT 2

Office of the Secretary

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

OVERNIGHT DELIVERY



April 22, 2010

Laszlo R. Treiber, Ph.D.

*** FISMA & OMB Memorandum M-07-16 ***

Dear Dr. Treiber:

This is to acknowledge your letter dated April 17, 2010 and received April 20, 2010 and your shareholder proposal regarding "employment matters", which you submitted for inclusion in the proxy materials for the 2010 Annual Meeting of Shareholders.

On November 3, 2009 (the "Effective Date"), Merck & Co., Inc. ("Old Merck") merged with and into a subsidiary of Schering-Plough Corporation ("Schering-Plough") and Schering-Plough changed its name to Merck & Co., Inc. ("New Merck" or the "Company").

Rule 14a-8(b)(2)(i) promulgated under the U.S. Securities Exchange Act of 1934, as amended, requires that you establish your continuous ownership of at least $2,000 in market value, or 1%, of New Merck securities entitled to be voted on the proposal at the Company's Annual Meeting of Shareholders for at least one year from the date the proposal was submitted.

In order to comply with the rule, you must have held New Merck stock since the Effective Date, and also must have held Schering-Plough stock from April 20, 2009 until the Effective Date. We note your statement that you intend to hold at least $2,000 in market value of New Merck stock through the date of the Annual Meeting. However, as you do not appear in the Company's record as a shareholder of Schering-Plough stock, you must provide us with documentation evidencing your continuous ownership of at least $2,000 in market value of Schering-Plough stock prior to the Effective Date for such a period as is necessary to satisfy the one year holding requirement.

If you have not satisfied this holding requirement, in accordance with Rule 14a-8(f), New Merck will be entitled to exclude the proposal. If you wish to proceed with the proposal, within 14 calendar days of your receipt of this letter you must respond in writing to this letter and prove your eligibility by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank), verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you have continuously held the required number of shares for the one-year period as of the date of the statement.

In the event you demonstrate that you have met the holding requirement, New Merck reserves the right, and may seek to exclude the proposal if in New Merck's judgment the exclusion of such proposal in the Proxy Statement would be in accordance with SEC proxy rules.

For your convenience, I have enclosed a copy of SEC Rule 14a-8 in its entirety. If you should have any questions, you may contact me at (908) 423-1688.

Very truly yours,



Debra A. Bollwage
Senior Assistant Secretary

s:Proxy/Proposal Response Letters – 2010.doc

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Note 3 to § 240.14a-7. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of

receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. [Removed and Reserved.]

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes: